    HOME LOANS

KPMG LLP
717 North Harwood Street
Suite 3100
Dallas, TX 75201

March 2, 2006

Ladies and Gentlemen:

As of and for the year ended December 31, 2005, First Horizon Home Loan Corporation and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc., which includes a consolidated investment in FH-FF Mortgage Services, L.P., (collectively, the Company) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $100,000,000 and an errors and omissions policy in the amount of $25,000,000.

Sincerely,

/s/ Peter F. Makowiecki
Peter F. Makowiecki
Chief Executive Officer

First Horizon Home Loan Corporation
4000 Horizon Way
Irving, TX 750763
Phone: (800) 707-0139